

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 6, 2006

Mr. Michael T. Adams
Chief Executive Officer
LaPolla Industries, Inc.
15402 Vantage Parkway East #322
Houston, TX 77032

> **RE:** **Form 10-K for the fiscal year ended December 31, 2004**
> **Forms 10-Q for the quarters ended March 31, June 30, and**
> **September 30, 2005**
> **Form 8-K/A filed April 27, 2005**
> **File No. 1-31354**

Dear Mr. Adams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief